UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMI-ANNUAL REPORT

PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the period ended June 30, 2020

Commission File No. 024-10924

CANNABINOID BIOSCIENCES, INC.

California

(State or other jurisdiction of incorporation or organization)

Cannabinoid Biosciences, Inc.

3699 Wilshire Blvd., Suite 610

Los Angeles, California 90010

(323) 868-6762; (310) 895-1839

franklin@cbdxfund.com

(Address, including zip code, and telephone number,

including area code, of issuer’s principal executive office)

Patience C Ogbozor

3699 Wilshire Blvd., Suite 610

Los Angeles, California 90010

Telephone: (310) 895-1839

cannabinoidbiosciences@gmail.com

 (Name, address, including zip code, and telephone number,

including area code, of agent for service)

Copy to:

Azuka L Uzoh, Esq.

Law Office of Azuka L Uzoh

1930 Wilshire Blvd., Suite 1216

Los Angeles, California 90025

Telephone: (213) 483-4020

2834	47-1077576
(Primary Standard Industrial	(IRS Employer
Classification Code Number)	Identification Number)

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

An investment in our Stocks involves substantial risks. You should carefully consider the risk factors in addition to the other information contained in our offering circular before purchasing Units. The occurrence of the stated risks might cause you to lose a significant part, or all, of your investment. The risks and uncertainties discussed in the offering circular are not the only ones we face, but do represent those risks and uncertainties that we believe are most significant to our business, operating results, prospects and financial condition. Some statements in this semiannual report constitute forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from those expressed or implied by these forward-looking statements, and you are cautioned not to place undue reliance on any forward-looking statements included in this semiannual report. Except as otherwise required by federal securities laws, we do not undertake to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The following discussion and analysis should be read in conjunction with our financial statements and the notes thereto contained elsewhere in this filing.

Critical Accounting Policies

Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards that have different effective dates for public and private companies. We have elected to take advantage of this extended transition period, and thus, our financial statements may not be comparable to those of other reporting companies. Accordingly, until the date we are no longer an “emerging growth company” or affirmatively opt out of the exemption, upon the issuance of a new or revised accounting standard that applies to our financial statements and has a different effective date for public and private companies, we will disclose the date on which adoption is required for non-emerging growth companies and the date on which we will adopt the recently issued accounting standard.

Cautionary Statement Regarding Forward-Looking Statements

With the exception of historical matters, the matters discussed herein are forward-looking statements that involve risks and uncertainties. Forward-looking statements include, but are not limited to, statements concerning anticipated trends in revenues and net income, projections concerning operations and available cash flow. Our actual results could differ materially from the results discussed in such forward-looking statements. The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes thereto appearing elsewhere herein.

Background Overview

Cannabinoid Biosciences, Inc., a California corporation (the “Company,” “Cannabinoid Biosciences,” “we,” “us” and “our”), is a start-up company that intends to engage in the development of financial products and services for the legal-cannabis businesses in California (the “Services” or the “Products”). The Company has elected its fiscal year end to be December 31st.

Cannabinoid Biosciences, Inc., does not cultivate, dispense or sell cannabis or any derivatives of the cannabis plant, such as oils or edible products, no cannabis and products utilizing or relating to cannabis have been used or sold at offices or premises.

Cannabinoid Biosciences, Inc. (“CBDZ”) is a biopharmaceutical company, which intends to engage in the discovery, development, and commercialization of cures and novel therapeutics from proprietary cannabinoid, cannabidiol, endocannabinoids, phytocannabinoids, and synthetic cannabinoids product platform suitable for specific treatments in a broad range of disease areas. Our business plan is primarily, to engage in biopharmaceutical research and development operation with aim of identifying viable drug candidates to go into clinical trials and if successful, be submitted to the FDA for approval.  Secondarily, the company also plans to roll-up CBD operations across the United States.  The Company seeks to revolutionize and standardize the pharmaceuticals and non-pharmaceutical CBD products formulations and applications across the CBD market in the United States of America. The company intends to engage in the following areas of the legal CBD business: (1) Ownership interest in certain businesses that extract, purchase and distribute Bulk Pure CBD, Isolate, Hemp Oil, THC-free CBD Distillate and Crude CBD Oil; and (2) Partnerships with local farmers to grow 2018 “Farm Bill” compliant hemp biomass.

Although the Company would provide services to the industry, it does not grow, transport, harvest, or sell cannabis. Furthermore, it does not currently maintain an ownership interest in any marijuana dispensaries or production facilities.

At this time, Cannabinoid Biosciences does not grow, process, own, handle, transport, or sell marijuana, cannabidiol, endocannabinoids, phytocannabinoids, and synthetic cannabinoids as the Company is organized and directed to operate strictly in accordance with all applicable state and federal laws. However, as the legal environment changes in California and other states, the Company’s management may explore business opportunities that may involve ownership interests in dispensaries and growing/cultivation operations if and when such business opportunities become legally permissible under applicable state and federal laws.

Results of Operations

For the period ended June 30, 2020

We generated no revenues for the period ended June 30, 2020. We have generated expenses of $73,904 for the period ended June 30, 2020.

Total expenses

We have generated expenses of $73,904 for the period ended June 30, 2020. Of this, $1,253 was for telephone, $11,256 was for rent and $61,395 was other operating expenses.

Assets

As of June 30, 2020, the Company raised approximately $222,378 from its founders and private investors. The Company had $8,265 in cash As of June 30, 2020 which was the amount raised less associated fees and expenses of approximately $242,484. The company also spent $4,200 for office furniture during the period.

Liabilities

We currently have $57,523 due to two of our shareholders who advanced us operating capital.

Liquidity and Capital Resources

As of June 30, 2020, the Company had $8,265 in cash as its only asset and total liabilities of $57,523. Covid-19 has stalled the Company’s fundraising efforts and the Company’s hopes to raise a total of $50,000,000 in Regulation A Offering may not materialize. Although we intend on implement our business plan religiously with our proceeds, there is no guarantee that we will achieve any such goals or intentions. To date, and subsequent to the June 30, 2020 financial statements, the Company has not made any acquisition. As of the date of this reporting, all of the Company acquisition plans have stalled.  There can be no assurance of the Company’s ability to make acquisition in the future unless additional capital will be available to the Company. Unless we are able to raise capital quickly, the Company’s investment objective of acquiring operating businesses will be adversely affected and the Company may not be able to pursue an acquisition opportunity if it is unable to finance such acquisitions. The Company currently has no agreements, arrangements or understandings with any person to obtain funds through bank loans, lines of credit or any other sources. Since the Company has no such arrangements or plans currently in effect, its inability to raise funds for the above purposes will have a severe negative impact on its ability to remain a viable company.

Related Party Transactions

During the period from January 1, 2020 to June 30, 2019 and May 6, 2014 (inception) to June 30, 2020, the Company paid rent $11,256 and $41,456 respectively to a company that is owned by the Company’s majority stockholder.  Furthermore, As of June 30, 2020, the company owes $57,523 due to two of our shareholders who advanced us operating capital.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Changes In And Disagreements With Accountants On Accounting And Financial Disclosure

None.

Employees

Currently, Ms. Patience Ogbozor and Mr. Frank Igwealor are the principal employees of the company and devoted a minor portion of their working hours to our Company without a salary. For more information on our personnel, please see “DIRECTOR, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.” We plan to use consultants, attorneys, accountants, and other personnel, as necessary and do not plan to engage any additional full-time employees in the near future. We believe the use of non-salaried personnel allows us to expend our capital resources as a variable cost as opposed to a fixed cost of operations. In other words, if we have insufficient revenues or cash available, we are in a better position to only utilize those services required to generate revenues as opposed to having salaried employees. Any expenses related to the Offering will be charged to the Company. For example, any costs associated with raising capital such as escrow, transfer, marketing, audit, legal, and technology fees will be borne by the Company. However, those costs associated with overall management of the Company and the management and acquisition of the properties shall be borne by the Manager except those capitalized expenses related to specific properties.

Item 2. Other Information

None.

Item 3. Financial Statements

Cannabinoid Biosciences, Inc.

June 30, 2020

INDEX - Financial Statements (Unaudited)

CANNABINOID BIOSCIENCES, INC.
(A Development Stage Company)
Balance Sheet

	June 30, 2020	December 31, 2019
	(Unaudited)
ASSETS

Cash and cash equivalents	$ 8,265	$ 10,878
Other current assets	23,434	8,620
Total Current Assets	$ 31,699	$ 19,498

Fixed Assets	$ 14,683	$ 17,550
Other assets		41,579
Total assets	$ 46,382	$ 78,628

LIABILITIES AND STOCKHOLDERS' DEFICIT

Liabilities:

Current liabilities	$ 800	$ 800

Long-term liabilities	$ 57,523	$ 41,559

Total liabilities	58,323	42,359

Stockholders' deficit:
Common stock ($0.0001 par value)	1,975	1,973
1,000,000,000 shares authorized, no par
19,722,927 issued and outstanding on 12/31/2019, and 19,722,927 issued and outstanding on 06/30/2020 respectively.
Additional Paid-in Capital	222,378	196,686
Accumulated Deficits	(236,294)	(162,390)
Total stockholders' equity	(11,941)	36,269
Total liabilities and stockholders' equity	$ 46,382	$ 78,628

The accompanying notes are an integral part of these financial statements

	CANNABINOID BIOSCIENCES, INC.
	(A Development Stage Company)
	Statement of Operations
		(Unaudited)

		Six Months Ended June 30,		From May 6, 2014 (inception) to June 30, 2020
		2020	2019
REVENUE
	Total revenue	$ -	$ -	$ -

EXPENSES:

	Rent expense	11,256	15,168	41,456
	Telephone expense	1,253	1,459	9,451
	Other operating expenses	61,395	50,550	191,577

	Total operating expenses	73,904	67,177	242,484

NET LOSS FROM OPERATIONS		(73,904)	(67,177)	(242,484)

NET LOSS		$ (73,904)	$ (67,177)	$ (242,484)

Basic and diluted loss per common share		$ (0.00375)	$(0.00341)	$ (0.01229)

Weighted average number of common shares outstanding
Basic and diluted		19,722,927	19,706,253	19,722,927

The accompanying notes are an integral part of these financial statements

CANNABINOID BIOSCIENCES, INC.
(A Development Stage Company)
Statement of Cash Flows
(Unaudited)

	Six Months Ended June 30,		Cumulative from May 6, 2014 (inception) through June 30, 2020
	2020	2019
CASH FLOWS FROM OPERATING ACTIVITIES

Net Loss	(73,904)	(67,177)	(242,484)
Adjustments to reconcile net loss to net cash
provided/(used) by operating activities:
Increase (decrease) in:
Accounts Payable and other accrued liabilities	(14,814)		(12,414)
Amortization and Depreciation	2,867		5,145
Total other adjustments	-	-	(12,414)

Net cash used by operating activities	(85,851)	(67,177)	(254,898)

CASH FLOWS FROM INVESTING ACTIVITIES
Fixed Assets			$ (19,828)
Equity Investments	41,579	(4,200)	-
Proceeds from loans payable			(5,738)
	-
Net cash provided by financing activities	41,579	(4,200)	(25,566)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from loans payable	15,964	(4,104)	57,523
Proceeds from shares issued	25,694	92,530	224,353
Net cash provided by financing activities	41,658	88,426	281,876

Increase in cash	(2,613)	17,049	1,412

Cash - beginning of period	10,878	1,393	-

Cash - end of period	8,265	18,442	1,412

	Six Months Ended June 30,
	2020	2019
Supplemental disclosure of cash flow information:
Cash paid for interest		-
Non-cash investing and financing activities:
Cash paid for Furniture and Equipment

The accompanying notes are an integral part of these financial statements

CANNABINOID BIOSCIENCES, INC.

(A Development Stage Company)

STATEMENT OF STOCKHOLDERS' EQUITY

For the period from May 6, 2014 (inception) to June 30, 2020

	Common Stock		Paid-in	Development	Stockholders'
	Shares	Amount	Capital	Stage	Deficit

Balance at May 6, 2014 (Inception)	-	$ -	$ -	$ -	$ -
Net Loss				(2,593)	(2,593)
Issuance of common stock at $0.0001 per share	12,000,000	1,200			1,200

Balance at December 31, 2016	12,000,000	$ 1,200	$ -	$ (2,593)	$ (1,393)
Net Loss	-	-	-	(4,405)	(4,405)
Balance at December 31, 2017	12,000,000	$ 1,200	$ -	$ (6,998)	$ (5,798)
Net Loss				(5,710)	(5,710)
Issuance of common stock at $0.0001 per share	4,700,000	470			470
Additional Paid-in Capital			6,730		6730
Balance at December 31, 2018	16,700,000	$ 1,670	$ 6,730	$ (12,708)	$ (4,308)
Net Loss				(149,682)	(149,682)
Issuance of common stock at $0.0001 per share	3,022,927	303.00			303.00
Additional Paid-in Capital			189,956		189,956
Balance at December 31, 2019	19,722,927	$ 3,643	$203,416	$ (175,098)	$ 36,269
Net Loss				(73,904)	(73,904)
Additional Paid-in Capital				25,694	25,694

Balance at June 30, 2020	19,722,927	$ 3,643	$203,416	$ (223,308)	$ (11,941)

The accompanying notes are an integral part of these financial statements

CANNABINOID BIOSCIENCES, INC.

NOTES TO FINANCIAL STATEMENTS

For the period from May 6, 2014 (inception) to June 30, 2020

Note 1 - Organization and Basis of Presentation

Organization and Line of Business

Cannabinoid Biosciences, Inc. was formed on May 6, 2014 under the name “CANNABINOID BIOSCIENCES, INC” a “C” corporation formed under the laws of the State of California.

Cannabinoid Biosciences, Inc. (hereinafter the “Company”) has limited operations and is developing a business plan to focus on providing financial products and services to the legal cannabis businesses in California at first then expand to other parts of the United States once the legal environment is conducive for doing so.  The company’s business plan focuses on building an array of turnkey solutions for model dispensaries, production facilities, and product, as well as services providing back-office functions to legal-cannabis business.

Basis of Presentation

The accompanying financial statements have been prepared using the accrual basis of accounting in accordance with generally accepted accounting principles (“GAAP”) promulgated in the United States of America.

The Company has elected to adopt early application of Accounting Standards Update No. 2014-10, Development Stage Entities (Topic 915): Elimination of Certain Financial Reporting Requirements; the Company does not present or disclose inception-to-date information and other remaining disclosure requirements of Topic 915.

The Company adopted the calendar year as its basis of reporting.

Note 2 – Summary of Significant Accounting Policies

Basis of Presentation

The summary of significant accounting policies is presented to assist in the understanding of the financial statements. These policies conform to accounting principles generally accepted in the United States of America and have been consistently applied. The Company has elected a calendar year of December 31 year-end.

Principles of Consolidation

The consolidated financial statements include the Company and Cannabinoid Biosciences, Inc. All inter-company accounts have been eliminated during consolidation.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

Cash Equivalents

We maintain cash balances in a non-interest-bearing account that currently does not exceed federally insured limits. For the purpose of the statements of cash flows, all highly liquid investments with a maturity of three months or less are considered to be cash equivalents. As of June 30, 2020 and December 31, 2019 we did maintain $8,265.00 and $10,878.00 balance of cash equivalents respectively.

Financial Instruments

The estimated fair values for financial instruments were determined at discrete points in time based on relevant market information. These estimates involved uncertainties and could not be determined with precision. The carrying amount of the our accounts payable and accruals, our accruals- related parties and loans – related parties approximate their fair values because of the short-term maturities of these instruments.

Fair Value of Financial Instruments

Financial Accounting Standards Board (“FASB”) guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

Our financial instruments consist of accounts payable and accruals and our accruals- related parties. The carrying amount of the out accounts payable and accruals, accruals- related parties and loans – related parties approximates their fair values because of the short-term maturities of these instruments.

The carrying amounts reported in the balance sheets approximate their fair value.

Related Party Transactions:

A related party is generally defined as (i) any person that holds 10% or more of our membership interests including such person's immediate families, (ii) our management, (iii) someone that directly or indirectly controls, is controlled by or is under common control with us, or (iv) anyone who can significantly influence our financial and operating decisions. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties.  During the period under review, the Company paid rent $11,256 to a company that is controlled by the Company’s majority stockholder.

Leases:

In February 2016, the FASB issued ASU 2016-02, "Leases" that requires for leases longer than one year, a lessee to recognize in the statement of financial condition a right·of·use asset, representing the right to use the underlying asset for the lease term, and a lease liability, representing the liability to make lease payments. The accounting update also requires that for finance leases, a lessee recognize interest expense on the lease liability, separately from the amortization of the right-of-use asset in the statements of earnings, while for operating leases, such amounts should be recognized as a combined expense. In addition, this accounting update requires expanded disclosures about the nature and terms of lease agreements. The Company has reviewed the new standard and does not expect it to have a material impact to the statement of financial condition or its net capital.

Income Taxes:

The provision for income taxes is computed using the asset and liability method, under which deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities, and for operating losses and tax credit carry-forwards. Deferred tax assets and liabilities are measured using the currently enacted tax rates that apply to taxable income in effect for the years in which those tax assets are expected to be realized or settled. We record a valuation allowance to reduce deferred tax assets to the amount that is believed more likely than not to be realized.

Uncertain Tax Positions:

We evaluate tax positions in a two-step process. We first determine whether it is more likely than not that a tax position will be sustained upon examination, based on the technical merits of the position. If a tax position meets the more-likely-than-not recognition threshold it is then measured to determine the amount of benefit to recognize in the financial statements. The tax position is measured as the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement. We classify gross interest and penalties and unrecognized tax benefits that are not expected to result in payment or receipt of cash within one year as long term liabilities in the financial statements.

Revenue and Cost Recognition

The Company recognizes revenue in accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 606, Revenue from Contracts with Customers, which requires that five basic steps be followed to recognize revenue: (1) a legally enforceable contract that meets criteria standards as to composition and substance is identified; (2) performance obligations relating to provision of goods or services to the customer are identified; (3) the transaction price, with consideration given to any variable, noncash, or other relevant consideration, is determined; (4) the transaction price is allocated to the performance obligations; and (5) revenue is recognized when control of goods or services is transferred to the customer with consideration given, whether that control happens over time or not. Determination of criteria (3) and (4) are based on our management’s judgments regarding the fixed nature of the selling prices of the products and services delivered and the collectability of those amounts. The adoption of ASC 606 did not result in a change to the accounting for any of the in-scope revenue streams; as such, no cumulative effect adjustment was recorded.

During the six months ended June 30, 2020 or 2019, the Company did recognized revenue of $0.00 for both periods.

Advertising Costs:

We expense advertising costs when advertisements occur.  During the six months ended June 30, 2020, the Company did recognized advertising costs of $14,606 compared to $13,524 it spent in six months ended June 30, 2019.

Organizational Costs

In accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Stock Based Compensation:

The cost of equity instruments issued to non-employees in return in accordance with ASC 505-50 “Equity-Based Payments to Non-Employees” for goods and services is measured by the fair value of the goods or services received or the measurement date fair value of the equity instruments issued, whichever is the more readily determinable. Measurement date for non-employees is the earlier of performance commitment date or the completion of services. The cost of employee services received in exchange for equity instruments is based on the grant date fair value of the equity instruments issued in accordance with ASC 718 “Compensation - Stock Compensation.”

Income Taxes

The Company accounts for income taxes in accordance with ASC Topic 740, Income Taxes. ASC 740 requires a company to use the asset and liability method of accounting for income taxes, whereby deferred tax assets are recognized for deductible temporary differences, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion, or all of, the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Under ASC 740, a tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. The adoption had no effect on the Company’s consolidated financial statements.

Basic and Diluted Earnings Per Share

Earnings (loss) per share is calculated in accordance with ASC Topic 260, Earnings Per Share. Basic net loss per common share ("EPS") is computed by dividing loss available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted earnings per share is computed by dividing net income by the weighted average shares outstanding. Diluted EPS is based on the assumption that all dilutive securities are converted. Dilution is computed by applying the treasury stock method. Under this method, options and warrants are assumed to be exercised at the beginning of the period (or at the time of issuance, if later), and as if funds obtained thereby were used to purchase common stock at the average market price during the period. Dilutive loss per share excludes all potential common shares if their effect is anti-dilutive.  There were no potentially dilutive securities outstanding during the period from May 6, 2014 (inception) to June 30, 2020.

Note 3 – Stockholders’ Equity

The Company authorized 1,000,000,000 shares of capital stock with $0.0001 par value per share.

Common Stock

During the period from May 6, 2014 (inception) to June 30, 2020, the Company issued 19,722,927 shares of its common stock for $224,353 value.

Note 4 – Going Concern

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.  The Company has not generated any revenues or profits since inception, and has sustained a net loss of $73,904 and $242,484 for the period from January 1, 2020 to June 30, 2020  and May 6, 2014 (inception) to June 30, 2020 respectively. The Company’s ability to continue as a going concern for the next twelve months is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations, which it has not been able to accomplish to date, and its ability to obtain additional capital financing from investors. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time.   The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

Management plans to raise additional equity capital to the Company as necessary to fund expenditures until the Company’s planned principal operations can generate sufficient cash flows to sustain operations. No assurance can be made that these efforts will be successful and sustain the Company for a reasonable period of time.

Note 5 – Related Party Transactions

During the period from January 1, 2020 to June 30, 2020 and May 6, 2014 (inception) to June 30, 2020, the Company paid rent $11,256 and $41,456 respectively to a company that is owned by the Company’s majority stockholder.

Note 6 – Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. A full valuation allowance is established against all net deferred tax assets as of June 30, 2020 and December 31, 2019 based on estimates of recoverability. While the Company has optimistic plans for its business strategy, it determined that such a valuation allowance was necessary given the current and expected near term losses and the uncertainty with respect to its ability to generate sufficient profits from its business model. Because of the impacts of the valuation allowance, there was no income tax expense or benefit for the period from May 6, 2014 (inception) to June 30, 2020.

A reconciliation of the differences between the effective and statutory income tax rates for the period ended June 30, 2020 and December 31, 2019:

	Percent	June 30, 2020	December 31, 2019

Federal statutory rates	34%	$(80,340)	$(55,213)
State income taxes	5%	(11,815)	(8,120)
Permanent differences	-0.5%	1,181	812
Valuation allowance against net deferred tax assets	-38.5%	90,973	62,520
Effective rate	0%	$-	$-

At June 30, 2020 and December 31, 2019,  the significant components of the deferred tax assets are summarized below:

	June 30, 2020	December 31, 2019
Deferred income tax asset
Net operation loss carryforwards	92,155	63,332
Total deferred income tax asset	92,155	63,332
Less: valuation allowance	(92,155)	(63,332)
Total deferred income tax asset	$-	$-

The valuation allowance increased by $28,822 by June 30, 2020 compared to December 31, 2019, as a result of the Company generating additional net operating losses of $73,904.

The Company has recorded as of June 30, 2020 and December 31, 2019, a valuation allowance of  $92,155 and  $63,332 respectively, as it believes that it is more likely than not that the deferred tax assets will not be realized in future years. Management has based its assessment on the Company’s lack of profitable operating history.

The Company conducts an analysis of its tax positions and has concluded that it has no uncertain tax positions as of June 30, 2020 and December 31, 2019.

The Company has net operating loss carry-forwards of approximately $92,155. Such amounts are subject to IRS code section 382 limitations and expire in 2032.

Note 7 – Commitments and Contingencies

The Company has no real property and do not presently owned any interests in real estate. From inception to December 31, 2017, the Company for $50 per month, was renting a tiny space it uses to keep its records from Goldstein Franklin Inc., its registered services of process agent, as well as controlling shareholder.  In January 2018, the Company entered into lease agreement with Poverty Solutions Inc., to lease office space at $550 per month. From November 2019, the rent was increased to $1,250 due to increase in space needed for the company operations.

The Company’s principal executive office is located at 370 Amapola Ave., Suite 200A, Torrance, CA 90501.   The space is a shared office space, which at the current time is suitable for the conduct of our business.  The Company has no real property and do not presently owned any interests in real estate.  As at June 30, 2020, the Company has spent a total of $11,256 on rent which was paid to Poverty Solutions to sublet office space for the company operations.

Management believed that the current facilities are adequate and that any additional suitable space will be available as maybe required.

From time to time, the Company may be involved in certain legal actions and claims arising in the normal course of business. Management is of the opinion that such matters will be resolved without material effect on the Company’s financial condition or results of operations.

Note 8 – Recent Accounting Pronouncements

Recently Issued Accounting Standards

In June 2016, the FASB issued ASU 2016-13, Measurement of Credit Losses on Financial Instruments, which amends FASB ASC Topic 326, Financial Instruments - Credit Losses. In addition, in May 2019, the FASB issued ASU 2019-05, Targeted Transition Relief, which updates FASB ASU 2016-13. These ASU’s require financial assets measured at amortized cost to be presented at the net amount to be collected and broadens the information, including forecasted information incorporating more timely information, that an entity must consider in developing its expected credit loss estimate for assets measured. These ASU’s are effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. Early application is permitted for fiscal years beginning after December 15, 2018. Most of our financial assets are excluded from the requirements of this standard as they are measured at fair value or are subject to other accounting standards. In addition, certain of our other financial assets are short-term in nature and therefore are not likely to be subject to significant credit losses beyond what is already recorded under current accounting standards. As a result, we currently do not anticipate this standard to have a significant impact on our consolidated financial statements.

In August 2018, the FASB issued ASU 2018-13, Disclosure Framework-Changes to the Disclosure Requirements for Fair Value Measurements, which amends FASB ASC Topic 820, Fair Value Measurements. This ASU eliminates, modifies and adds various disclosure requirements for fair value measurements. This ASU is effective for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years. Certain disclosures are required to be applied using a retrospective approach and others using a prospective approach. Early adoption is permitted. The various disclosure requirements being eliminated, modified or added are not significant to us. As a result, we currently do not anticipate this standard to have a significant impact on our consolidated financial statements.

In August 2018, the FASB issued ASU 2018-15, Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That is a Service Contract, which amends FASB ASC Subtopic 350-40, Intangibles-Goodwill and Other-Internal-Use Software. This ASU adds certain disclosure requirements related to implementation costs incurred for internal-use software and cloud computing arrangements. The amendment aligns the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software (and hosting arrangements that include an internal-use software license). This ASU is effective for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years. The amendments in this ASU should be applied either using a retrospective or prospective approach. Early adoption is permitted. We currently do not anticipate this standard to have a significant impact on our consolidated financial statements.

In August 2014, the FASB issued ASU 2014-15 on “Presentation of Financial Statements Going Concern (Subtopic 205-40) – Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern”. Currently, there is no guidance in U.S. GAAP about management’s responsibility to evaluate whether there is substantial doubt about an entity’s ability to continue as a going concern or to provide related footnote disclosures. The amendments in this update provide such guidance. In doing so, the amendments are intended to reduce diversity in the timing and content of footnote disclosures. The amendments require management to assess an entity’s ability to continue as a going concern by incorporating and expanding upon certain principles that are currently in U.S. auditing standards. Specifically, the amendments (1) provide a definition of the term substantial doubt, (2) require an evaluation every reporting period including interim periods, (3) provide principles for considering the mitigating effect of management’s plans, (4) require certain disclosures when substantial doubt is alleviated as a result of consideration of management’s plans, (5) require an express statement and other disclosures when substantial doubt is not alleviated, and (6) require an assessment for a period of one year after the date that the financial statements are issued (or available to be issued). The amendments in this update are effective for public and nonpublic entities for annual periods ending after December 15, 2016. Early adoption is permitted. We currently do not anticipate this standard to have a significant impact on our consolidated financial statements.

In January 2013, the FASB issued ASU No. 2013-01, "Balance Sheet (Topic 210): Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities." This ASU clarifies that the scope of ASU No. 2011-11, "Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities." applies only to derivatives, repurchase agreements and reverse purchase agreements, and securities borrowing and securities lending transactions that are either offset in accordance with specific criteria contained in FASB Accounting Standards Codification or subject to a master netting arrangement or similar agreement. The amendments in this ASU are effective for fiscal years, and interim periods within those years, beginning on or after January 1, 2013.  We currently do not anticipate this standard to have a significant impact on our consolidated financial statements.

In February 2013, the FASB issued ASU No. 2013-02, "Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income." The ASU adds new disclosure requirements for items reclassified out of accumulated other comprehensive income by component and their corresponding effect on net income. The ASU is effective for public entities for fiscal years beginning after December 15, 2013.  We currently do not anticipate this standard to have a significant impact on our consolidated financial statements.

In February 2013, the Financial Accounting Standards Board, or FASB, issued ASU No. 2013-04, "Liabilities (Topic 405): Obligations Resulting from Joint and Several Liability Arrangements for which the Total Amount of the Obligation Is Fixed at the Reporting Date." This ASU addresses the recognition, measurement, and disclosure of certain obligations resulting from joint and several arrangements including debt arrangements, other contractual obligations, and settled litigation and judicial rulings. The ASU is effective for public entities for fiscal years, and interim periods within those years, beginning after December 15, 2013. We currently do not anticipate this standard to have a significant impact on our consolidated financial statements.

In March 2013, the FASB issued ASU No. 2013-05, "Foreign Currency Matters (Topic 830): Parent's Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity." This ASU addresses the accounting for the cumulative translation adjustment when a parent either sells a part or all of its investment in a foreign entity or no longer holds a controlling financial interest in a subsidiary or group of assets that is a nonprofit activity or a business within a foreign entity. The guidance outlines the events when cumulative translation adjustments should be released into net income and is intended by FASB to eliminate some disparity in current accounting practice. This ASU is effective prospectively for fiscal years, and interim periods within those years, beginning after December 15, 2013.  We currently do not anticipate this standard to have a significant impact on our consolidated financial statements.

In March 2013, the FASB issued ASU 2013-07, “Presentation of Financial Statements (Topic 205): Liquidation Basis of Accounting.” The amendments require an entity to prepare its financial statements using the liquidation basis of accounting when liquidation is imminent. Liquidation is imminent when the likelihood is remote that the entity will return from liquidation and either (a) a plan for liquidation is approved by the person or persons with the authority to make such a plan effective and the likelihood is remote that the execution of the plan will be blocked by other parties or (b) a plan for liquidation is being imposed by other forces (for example, involuntary bankruptcy). If a plan for liquidation was specified in the entity’s governing documents from the entity’s inception (for example, limited-life entities), the entity should apply the liquidation basis of accounting only if the approved plan for liquidation differs from the plan for liquidation that was specified at the entity’s inception. The amendments require financial statements prepared using the liquidation basis of accounting to present relevant information about an entity’s expected resources in liquidation by measuring and presenting assets at the amount of the expected cash proceeds from liquidation. The entity should include in its presentation of assets any items it had not previously recognized under U.S. GAAP but that it expects to either sell in liquidation or use in settling liabilities (for example, trademarks). The amendments are effective for entities that determine liquidation is imminent during annual reporting periods beginning after December 15, 2013, and interim reporting periods therein. We currently do not anticipate this standard to have a significant impact on our consolidated financial statements.

We have reviewed all the recently issued, but not yet effective, accounting pronouncements. Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

Note 9 – Subsequent Events

Pursuant to ASC 855-10, the Company has evaluated all events or transactions that occurred from July 1, 2020 to September 12, 2020.  The Company did not have any material recognizable subsequent events that required disclosure in these financial statements.

SIGNATURES

Pursuant to the requirements of Regulation A, e issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized in the Los Angeles, State of California, on October 17, 2020.

By:	/s/ Patience C Ogbozor
Name: Patience C Ogbozor
Title: President and Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Patience C Ogbozor	President, CEO & Director	17-October-20
Patience C Ogbozor

/s/ Frank I Igwealor	Chief Financial Officer, Treasurer,	17-October-20
Frank I Igwealor	Secretary & Director